Yucheng Announces Addition to Its Board of Directors

BEIJING, China, February 28, 2011 – Yucheng Technologies Limited (NASDAQ: YTEC) today announced the appointment of Tianqing Chen to its Board of Directors.

Mr. Tianqing Chen engaged in IT solutions development and management in China’s banking industry for more than forty years. Mr. Chen is one of the most well-known experts in the industry and has won many top awards from various Ministries of China many times during his career. Mr. Tianqing Chen served as the manager with the technology department of People’s Bank of China before his retirement. Prior to that, Mr. Tianqing Chen worked as deputy chief engineer at Industrial and Commercial Bank of China. Mr. Chen graduated with degree in computational mathematics from Tsinghua University in 1968.

Commenting on the announcement, Weidong Hong, Chairman and Chief Executive Officer of the company stated, “We are delighted to have Mr. Tianqing Chen join our Board. His extensive experience and knowledge in IT industry and banking industry coupled with his stellar reputation in the industry will be of great value to the Company in our quest to become a premier IT solutions provider to the banking industry in China”.

Tianqing Chen, added, “I am excited to join the Board of Yucheng, a leading IT solution provider for banks in China in the last decade, after working with the management team in various capacities. I look forward to working with Yucheng more closely to help its course to further consolidate its leadership position and become a top IT strategic partner for banks in China.”

About Yucheng Technologies Limited

Yucheng Technologies Limited (NASDAQ: YTEC) is a leading IT service provider to the Chinese financial service providers. Headquartered in Beijing, China, Yucheng services clients from its nationwide network in 23 cities and approximately 2,200 employees. Yucheng provides a comprehensive suite of IT solutions to Chinese Banks including: (i) Channel Solutions, such as e-banking and call centers; (ii) Business Solutions, such as core banking systems and loan management; and (iii) Management Solutions, such as risk analytics and business intelligence. Yucheng has been ranked on the Global FinTech 100 survey of top technology partners to the financial services industry for three consecutive years. Independent research firm IDC has also named Yucheng one of the top 3 market share leader in China’s Banking IT solution market every year since 2007. For more information about Yucheng Technologies Limited, please visit www.yuchengtech.com.

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